397 8K     03/25/97     2:44 PM
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                        Exhibit 3(m)

1. During the period December 31,1995 to the date hereof, the Company issued 3,406,076 shares of its common stock, 411,402 shares of which were issued for cash in private placements, 44,040 shares of which were issued for services, 283,172 shares of which were issued in connection with acquisitions, 2,443,117 shares of which were issued upon conversion of preferred stock, 19,345 shares of which were issued upon conversion of convertible debt and 205,000 shares of which were issued pursuant to Regulation S.

2.  As  of this date the Company has $200,000 of outstanding
10% convertible debentures issued pursuant to Regulation S.